Filed pursuant to Rule 433
November 20, 2013

Relating to
Preliminary Prospectus Supplement dated November 20, 2013 to
Prospectus dated January 21, 2011
Registration Statement No. 333-171800

Tyco Electronics Group S.A.
$325,000,000 2.375% Senior Notes due 2018
Fully and Unconditionally Guaranteed by
TE Connectivity Ltd.

Pricing Term Sheet

Issuer:	Tyco Electronics Group S.A.

Guarantor:	TE Connectivity Ltd.

Offering Format:	SEC Registered

Size:	$325,000,000 aggregate principal amount of 2.375% senior notes due 2018

Maturity:	December 17, 2018

Coupon:	2.375%

Price to Public:	99.493% of face amount

Yield to Maturity:	2.482%

Spread to Benchmark Treasury:	115 bps

Benchmark Treasury:	UST 1.250% due October 31, 2018

Benchmark Treasury Price/Yield:	99-19+ / 1.332%

Interest Payment Dates:	June 17 and December 17, commencing on June 17, 2014

Optional Redemption:

The Issuer may redeem some or all of the notes, in whole or in part, at its option at any time prior to November 17, 2018 (one month prior to the maturity date) at the make-whole redemption price equal to the greater of 100% of principal amount and a make whole amount based on a discount rate equal to Treasury Rate plus 20 basis points, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The Issuer may redeem some or all of the notes, in whole or in part at its option at any time on or after November 17, 2018 (one month prior to the maturity date) at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Change of Control:

Upon the occurrence of a Change of Control Triggering Event, unless the Issuer has exercised its right to redeem the notes, the Issuer will be required to make an offer to purchase the notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

Trade Date:	November 20, 2013

Settlement Date:	November 25, 2013 (T+3)

CUSIP:	902133 AN7

ISIN:	US902133AN75

Denominations:	$2,000 x $1,000

Ratings:	Moody’s: Baa2 (Positive)
S&P: BBB+ (Stable)
Fitch: BBB+ (Positive)

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Co-Managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
Goldman, Sachs & Co.

HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
Scotia Capital (USA) Inc.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. at 800-831-9146, Deutsche Bank Securities Inc. at 800-503-4611 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 800-294-1322.

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby.  The ratings may be subject to revision or withdrawal at any time by Moody’s, Standard and Poor’s and Fitch.  Each of the security ratings above should be evaluated independently of any other security rating.